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                                                                  Exhibit (a)(7)

         THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE OFFER IS MADE SOLELY BY THE OFFER TO PURCHASE DATED OCTOBER 3, 2000 AND THE RELATED LETTER OF TRANSMITTAL, AND IS BEING MADE TO ALL HOLDERS OF SHARES. JLK IS NOT AWARE OF ANY STATE WHERE THE MAKING OF THE OFFER IS PROHIBITED BY ADMINISTRATIVE OR JUDICIAL ACTION PURSUANT TO ANY VALID STATE STATUTE. IF JLK BECOMES AWARE OF ANY VALID STATE STATUTE PROHIBITING THE MAKING OF THE OFFER OR THE ACCEPTANCE OF THE SHARES PURSUANT THERETO, JLK SHALL MAKE A GOOD FAITH EFFORT TO COMPLY WITH SUCH STATUTE OR SEEK TO HAVE SUCH STATUTE DECLARED INAPPLICABLE TO THE OFFER. IF, AFTER SUCH GOOD FAITH EFFORT, JLK CANNOT COMPLY WITH SUCH STATE STATUTE, THE OFFER WILL NOT BE MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) HOLDERS OF SHARES IN SUCH STATE.

                      NOTICE OF OFFER TO PURCHASE FOR CASH
                 ALL OUTSTANDING SHARES OF CLASS A COMMON STOCK
                                       OF
                          JLK DIRECT DISTRIBUTION INC.
                                       AT
                               $8.75 NET PER SHARE
                                       BY
                          JLK DIRECT DISTRIBUTION INC.

                  JLK Direct Distribution Inc., a Pennsylvania corporation ("JLK"), is offering to purchase all outstanding shares of its Class A Common Stock, par value $0.01 per share (the "Shares"), at a price of $8.75 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 3, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). The Offer is a self-tender offer by JLK to purchase at the Offer Price all Shares tendered pursuant to the Offer.

                  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON TUESDAY, OCTOBER 31, 2000, UNLESS THE OFFER IS EXTENDED.

                  The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer a majority of all then outstanding Shares (the "Minimum Condition"). The Offer is also subject to other terms and conditions.

                  The Offer is being made pursuant to a Merger Agreement, dated as of September 8, 2000 (the "Merger Agreement"), by and among JLK, Kennametal Inc., a Pennsylvania corporation ("Kennametal"), and Pegasus Acquisition Corporation, a Pennsylvania corporation and a wholly owned subsidiary of Kennametal ("Merger Subsidiary"). Kennametal owns approximately 83% of the equity in JLK and approximately 98% of the combined voting power of JLK's outstanding common stock. The Merger Agreement provides, among other things, that following the completion of the Offer and the satisfaction or waiver, if permissible, of all conditions set forth in the Merger Agreement and in accordance with the Pennsylvania Business Corporation Law, Merger Subsidiary will be merged with and into JLK (the "Merger"), with JLK as the surviving corporation. In the Merger, each outstanding Share (other than (i) treasury stock of JLK, (ii) Shares owned by Kennametal or Merger Subsidiary and (iii)
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Dissenting Shares (as defined in the Merger Agreement), if any) will be converted into the right to receive the Offer Price, without interest thereon (the "Merger Consideration").

                  The purpose of the Offer and the Merger is for Kennametal to achieve 100% ownership of JLK through a two-step transaction in which the holders of Shares would be entitled to receive in exchange for their equity interest in JLK cash in the amount of $8.75 per Share. Kennametal is undertaking the transaction at this time in order to more efficiently and effectively improve the performance of JLK's businesses.

                  The JLK Board of Directors (the "Board"), based upon the unanimous recommendation of a special committee of independent directors, has unanimously determined that the Offer and the Merger are in the best interests of JLK and fair to the holders of Shares (other than Kennametal), has unanimously approved the Merger Agreement, the Offer and the Merger and unanimously recommends that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

                  Tendering shareowners of record who tender Shares directly will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by JLK pursuant to the Offer. Shareowners who hold their Shares through a bank or a broker should check with such institution as to whether it charges any service fees. JLK will pay the expenses of ChaseMellon Shareholder Services, L.L.C., which is acting as depositary (in such capacity, the "Depositary") and the information agent (in such capacity, the "Information Agent"), in connection with the Offer.

                  For purposes of the Offer, JLK will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn if, as and when JLK gives oral or written notice to the Depositary of its acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareowners for the purpose of receiving payments from JLK and transmitting such payments to tendering shareowners whose Shares have been accepted for payment. Under no circumstances will interest on the purchase price for Shares be paid by JLK, regardless of any delay in making such payment. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal.

                  The term "Expiration Date" shall mean 12:00 midnight, Eastern time, on Tuesday, October 31, 2000, unless and until JLK (in accordance with the terms of the Merger Agreement) extends the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by JLK, shall expire. Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (the "SEC"), JLK has the right to waive any or all conditions to the Offer (other than the Minimum
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Condition, which may only be waived with the consent of Kennametal) and to make any other changes in the terms of the Offer. However, JLK must waive the Minimum Condition if Kennametal and Merger Subsidiary waive the condition to their obligations to effect the Merger that JLK purchase in the Offer at least 50% of the outstanding Shares. Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the SEC, if, by the Expiration Date, any or all of the conditions to the Offer have not been satisfied, JLK may elect to
(i) terminate the Offer and return all tendered Shares to tendering shareowners,
(ii) waive all of the unsatisfied conditions (and in the case of the Minimum Condition, obtain the consent of Kennametal to waive such condition) and purchase all Shares validly tendered or (iii) extend the Offer.

                  JLK may extend the Offer beyond the initial Expiration Date in the following events: (i) on one or more occasions for a period of up to ten business days for each such extension if any of the conditions of the Offer specified in the section "THE OFFER-- 9. Conditions to the Offer" shall not have been satisfied or waived (subject to Kennametal's right to terminate the Merger Agreement (and the Offer) if the Minimum Condition has not been satisfied by November 30, 2000); and (ii) for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period required by applicable law. Any such extension will be followed by public announcement thereof no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering shareowner to withdraw such shareowner's Shares. Without limiting the manner in which JLK may choose to make any public announcement, JLK will have no obligation to publish, advertise or otherwise communicate any such announcement other than by issuing a press release to the Dow Jones News Service or otherwise as may be required by applicable law.

                  Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment pursuant to the Offer, may also be withdrawn at any time on or after December 1, 2000. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth in the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If certificates evidencing such Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the section "THE OFFER-- 3. Procedures for Accepting the Offer and Tendering Shares" of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the section "THE OFFER-- 3. Procedures for Accepting the Offer and
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Tendering Shares" of the Offer to Purchase at any time prior to the Expiration
Date. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by JLK, in its sole discretion, whose determination will be final and binding. None of JLK, Kennametal, ChaseMellon Shareholder Services, as Depositary and Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or incur any liability for failure to give any such notification. Except as otherwise provided in the Offer to Purchase, tenders of Shares are irrevocable.

                  The information required to be disclosed by Rule 13e-3(e)(1), Rule 13e-4(d)(1) and Rule 14d-6(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

                  The receipt of cash in exchange for Shares pursuant to the Offer or in the Merger will be a taxable transaction for U.S. federal income tax purposes and possibly for state, local or foreign tax income purposes as well. Generally, a shareowner who receives cash in exchange for Shares pursuant to the Offer (or the Merger) will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash received and such shareowner's adjusted tax basis in the Shares exchanged therefor. Provided that such Shares constitute capital assets in the hands of the shareowner, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the shareowner has held the Shares for more than one year at the time of sale. Gain or loss will be calculated separately for each block of Shares tendered pursuant to the Offer or converted pursuant to the Merger. The maximum U.S. federal income tax rate applicable to individual taxpayers on long-term capital gain is 20%, and the deductibility of capital losses is subject to certain limitations. In certain circumstances, some tendering shareowners whose Shares are purchased in the Offer may be treated for U.S. federal income tax purposes as having received an amount taxable as a distribution or dividend rather than as a capital gain or loss. All shareowners should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. Shareowners are strongly encouraged to read the Offer to Purchase for additional information regarding the U.S. federal tax consequences of the Offer and the Merger.

                  The Offer to Purchase, the related Letter of Transmittal and other relevant documents will be mailed to record holders of Shares whose names appear on JLK's shareowner lists and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareowner lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

                  THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                  Any questions or requests for assistance may be directed to the Information Agent at its telephone number and address set forth below. Additional copies of the Offer to Purchase,
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the Letter of Transmittal and other tender offer documents may be obtained from the Information Agent at the telephone number and address set forth below. Shareowners may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. No fees or commissions will be paid to brokers, dealers or other persons (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

                     THE INFORMATION AGENT FOR THE OFFER IS:

                     [CHASEMELLON SHAREHOLDER SERVICES LOGO]

                                 44 Wall Street
                            New York, New York 10005
                 Bankers and Brokers Call Collect (917) 320-6285
                    All Others Call Toll-Free (888) 634-6468


October 3, 2000